      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 27, 1999
                                            REGISTRATION STATEMENT NO. 333-76343
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 2 TO

                                    FORM S-3

                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                          ALLIANCE PHARMACEUTICAL CORP.
             (Exact name of registrant as specified in its charter)

           NEW YORK                                  14-1644018
(State or other jurisdiction                     (I.R.S. Employer
of incorporation or organization)              Identification Number)

                             3040 SCIENCE PARK ROAD
                               SAN DIEGO, CA 92121
                                 (619) 558-4300

    (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

                                  DUANE J. ROTH
                             CHIEF EXECUTIVE OFFICER
                          Alliance Pharmaceutical Corp.
                             3040 Science Park Road
                               San Diego, CA 92121
                                 (619) 558-4300

               (Name, address, including zip code, and telephone
                    number, of agent for service of process)

                                    COPY TO:
                              Melvin Epstein, Esq.
                          Stroock & Stroock & Lavan LLP
                                 180 Maiden Lane
                               New York, NY 10038

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
    AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE
OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                    SUBJECT TO COMPLETION, DATED MAY 27, 1999

                          ALLIANCE PHARMACEUTICAL CORP.

                                   12,000,000

                             SHARES OF COMMON STOCK

                                  ------------

         Alliance Pharmaceutical Corp. is offering up to 12,000,000 shares of common stock with this prospectus. Our common stock is listed and traded on the Nasdaq National Market under the symbol "ALLP." On May 21, 1999, the last reported sale price of the common stock on the Nasdaq National Market was $2.75 per share.


                                                                            Per Share                        Total
                                                                     ------------------------    ---------------------
Public Offering Price
Placement Fees*
Proceeds to Alliance


* assumes 25% of the shares will be sold to existing shareholders and 75% will be sold to new investors.

         The shares of common stock will be sold directly by Alliance. Cruttenden Roth Incorporated will act as the placement agent in connection with the offering. Cruttenden Roth has no commitment to buy any of the 12,000,000 shares offered. It is required only to use its best efforts to place the shares. The offering is being made on a minimum-maximum basis and no shares of common stock will be sold if at least 6,000,000 shares of common stock are not sold prior to June 30, 1999. Any subscription (and the related funds) received from affiliated purchasers of Alliance or Cruttenden Roth will not be counted in determining whether the 6,000,000 share minimum has been met. Neither Alliance nor Cruttenden Roth will purchase shares in the offering. All investor funds will be deposited into an escrow account with an escrow agent until the closing. Investors' funds not transmitted directly to the escrow account will be received by the placement agent. The placement agent will then promptly transmit them to the escrow account. The escrow account will bear interest at a variable rate equal to the escrow agent's money market account rate (currently approximately 4.3%). If, for any reason, the offering is terminated, any funds received and interest on those funds will be returned promptly.

     If funds sufficient to purchase 6,000,000 shares are received from investors prior to June 30, 1999, Alliance may delay the actual sale of shares (but not later than June 30, 1999) in order to maximize the number (up to 12,000,000) of shares it will sell in the offering.

         WE URGE YOU TO READ THE "RISK FACTORS" SECTION BEGINNING ON PAGE 5 FOR A DESCRIPTION OF RISKS ASSOCIATED WITH PURCHASING OUR COMMON STOCK THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information.

                The date of this prospectus is ______ __, 1999.

RED HERRING LANGUAGE

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                TABLE OF CONTENTS

                                                                                                                    PAGE
Prospectus Summary...................................................................
Risk Factors.........................................................................
Incorporation of Certain Documents by Reference......................................
Where You Can Find More Information..................................................
Use of Proceeds......................................................................
Dilution.............................................................................
Plan of Distribution.................................................................
Legal Matters........................................................................
Experts..............................................................................



                       NOTE TO READERS OF THIS PROSPECTUS

         We were incorporated in 1983 in New York. Our address is 3040 Science Park Road, San Diego, California 92121. Information contained on our website does not constitute part of this prospectus.

IMAGENT-R-, LIQUIVENT-R- and FLOGEL-R- are registered trademarks of Alliance. OXYGENT-TM-, PULMOSPHERES-TM- and RODA-TM- are trademarks of Alliance.

                                PROSPECTUS SUMMARY

         MANY OF THE MATTERS SET FORTH IN THIS PROSPECTUS CONTAIN FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE SET FORTH IN THIS PROSPECTUS. WE REFER YOU TO CAUTIONARY INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS AND IN OTHER DOCUMENTS WE FILE WITH THE SECURITIES AND EXCHANGE COMMISSION FROM TIME TO TIME.

                                   THE COMPANY

         Alliance Pharmaceutical Corp. is a pharmaceutical research and development company with three products in late-stage human (clinical) development, each of which is designed to address a different medical need. These products are based on our expertise with perfluorochemicals and other technologies. Perfluorochemicals are man-made chemicals that can dissolve and carry oxygen throughout the body, including within the lung. Perfluorochemicals have also been shown to be useful in enhancing ultrasound images.

         OXYGENT is a temporary oxygen carrier to reduce or eliminate the need for human blood transfusions during elective surgeries where substantial blood loss is common. OXYGENT is a "blood substitute" that uses perfluorochemicals as raw materials, not human or animal blood. A Phase 3 study is underway in Europe and an additional Phase 3 study is planned in the U.S. to assess whether the use of OXYGENT can reduce the need for donor blood in surgical patients. Phase 3 studies are typically the final human studies required prior to requesting marketing approval from a U.S. or foreign regulatory agency.

         LIQUIVENT is a perfluorochemical liquid that is trickled directly into the lungs of a patient who is being supported by a mechanical ventilator. LIQUIVENT therapy is expected to reduce the damage resulting from prolonged use of the ventilator, open up collapsed air sacs, assist in providing oxygen to and removing carbon dioxide from the lungs, and flush debris from the lungs. We are currently conducting a Phase 3 clinical study in the U.S., Canada, and Europe to evaluate the use of LIQUIVENT for the treatment of adult patients with acute (sudden-onset) lung injury and acute respiratory distress syndrome; however, one or more additional studies may be required prior to filing a New Drug Application with the FDA.

         IMAGENT is a perfluorochemical-based diagnostic agent intended for use with ultrasound diagnostic techniques to enhance real-time images of blood flow in the blood vessels, heart, and other organs. On May 11, 1999 we announced that two Phase 3 studies in which IMAGENT was evaluated as a contrast agent demonstrated highly statistically significant improvement in visualization of the walls of the heart (endocardial border delineation) compared to standard (non-contrasted) ultrasound imaging.

         In addition, we have other products in early development.

         PULMOSPHERES are drug-containing hollow, porous particles that are being developed for delivery of drugs to the lungs via traditional inhalers and other devices. Laboratory (non-human) studies are being conducted to evaluate the potential uses of PULMOSPHERES.

         FLOGEL is a liquid/gel that is intended to reduce the occurrence of internal adhesions (scar tissue) in patients undergoing surgeries involving their internal organs.

         RODA is a monitor intended to provide real-time measurements of the cardiovascular (heart and blood system) and oxygenation status of surgical patients.

         During the past 16 months we resumed responsibility for the development and cost of OXYGENT and LIQUIVENT due to differences in priorities and clinical development strategies with our former partners. This forced us to reallocate our human and capital resources. We intend to seek new partners for both products, as well as for PULMOSPHERES.

                                  THE OFFERING

Offering................................................................  12,000,000 shares
Securities offered......................................................  Common stock, $.01 par value
Shares of common stock outstanding prior to this offering...............  34,010,049 shares (1)
Use of proceeds.........................................................  Clinical trials, working capital and general corporate purposes


(1) Shares of common stock outstanding as of May 21, 1999; excludes (i) 5,290,410 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $7.72 per share;
      (ii) 1,045,523 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $9.21 per share; and (iii) shares issuable upon conversion of $1,800,000 aggregate principal amount of subordinated convertible notes due 2002 which are convertible at any time at the lower of $2 per share or the public offering price of the shares offered in this offering.

                               SUMMARY FINANCIAL DATA

         The following summary financial data for the three years ended June 30, 1998 are derived from the audited consolidated financial statements of Alliance. The financial data for the nine months ended March 31, 1998 and 1999 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals which the Company considers necessary for a fair presentation of the financial position and results of operations for such periods.

         Operating results for the nine months ended March 31, 1999 are not necessarily indicative of the results that may be expected for the entire year ending June 30, 1999. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information incorporated by reference herein.


                                                                                             NINE MONTHS ENDED
                                                 FISCAL YEAR ENDED JUNE 30,                      MARCH 31,
                                                 --------------------------                      ---------
OPERATING DATA:                              1996            1997           1998            1998            1999
                                             ----            ----           ----            ----            ----
                                                            (In thousands, except per share data)
Total revenues....................         $ 17,323         $ 44,580        $ 21,209      $ 16,144        $   7,169
Net loss applicable to
common shares
                                           $(23,172)        $(19,016)       $(33,003)     $(23,975)        $(43,420)
Net loss per common share

  Basic and diluted                         $ (0.91)         $ (0.63)       $ (1.04)       $ (0.76)         $ (1.35)



                                                                           JUNE 30,                   MARCH 31,
                                                                      ------------------             ---------
SELECTED BALANCE SHEET DATA:                                          1997          1998                1999
                                                                      ----          ----                ----
                                                                                  (In thousands)
Working capital...........................................           $ 62,995     $ 48,730            $ 2,536

Total assets..............................................            112,013       93,677             59,235

Long-term debt and other..................................              2,871        8,921                 24

Stockholders' equity......................................             91,331       76,090             38,715


                                  RISK FACTORS

         Investing in our stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our stock. Any of the following risks could materially adversely affect our business, operating results and financial condition and could result in a complete loss of your investment.

WE HAVE A HISTORY OF OPERATING LOSSES AND LIMITED PRODUCT REVENUES AND WE MAY NEVER BECOME PROFITABLE

         We have had net operating losses since our inception and we expect such losses to continue until we receive revenues from product sales. As of March 31, 1999, we had an accumulated deficit of $307.7 million. For the years ended June 30, 1996, 1997 and 1998, we incurred net losses of $23.2 million, $19.0 million and $33.0 million, respectively. Our net loss for the nine months ended March 31, 1999 was $43.4 million. Substantially all of our revenues to date have come from sources other than product sales, such as licensing fees, milestone payments and payments to fund research and development activities under joint development and license agreements.

WE MAY NOT BE ABLE TO OBTAIN THE ADDITIONAL FINANCING WE WILL NEED TO COMPLETE DEVELOPMENT AND INTRODUCE PRODUCTS

         The costs of our current clinical trials are high. We believe that our existing capital resources, including expected revenues from our Schering License Agreement for IMAGENT and investments, together with the proceeds from this offering (assuming we sell at least $18,000,000 of common stock), will satisfy our capital requirements through December 1999. However, we will need additional financing to finance our business through at least the year 2000 and possibly longer. Our future capital requirements will depend on many factors, including:

         - results of our late-stage clinical trials

         - progress with pre-clinical testing

         - continued scientific progress in our research and development programs

         - the time and cost involved in obtaining regulatory approvals

         - changes in existing collaborative relationships

         - patent costs

         - competing technological and market developments

         - the cost of manufacturing scale-up

Accordingly, we cannot estimate the amount that we will require, but we know that it will be substantial.

WE ARE CURRENTLY IN VIOLATION OF OUR BANK LOAN TERMS

         We have an outstanding bank loan in the amount of $13.8 million. That loan is secured by certain assets, including equipment and machinery. The loan requires us to have at all times cash, cash equivalents and receivables of at least $25 million. Our cash, cash equivalents and receivables are below $25 million. Under our agreement, the bank may demand that we pay all of our loan in full or it may take possession of the assets that secure the loan. If we are forced to pay off our loan with existing cash, we may have to reduce, delay or terminate some of our development efforts and would be forced to sell assets, including technology, to raise capital. If we raise $18 million in this offering, the bank has agreed to waive the violation and it will reduce the cash covenant to $10 million ($5 million of which will be held by the bank as collateral). The bank has taken a lien on some of our patents and we have agreed to restructure the loan payments to increase principal payments. The bank has also been given a warrant to purchase 180,000 shares of our common stock at an exercise price of $2.88 per share.

FAILURE TO LICENSE OUR PRODUCTS COULD SERIOUSLY HINDER OUR ABILITY TO FURTHER DEVELOP OUR PRODUCTS AND MARKET THEM SUCCESSFULLY

         If we do not negotiate acceptable collaborative arrangements for our principal products, we will lack the funds to further develop them. We do not have internal marketing and sales capabilities and will need to rely on collaborative partners to market and sell any products that we may successfully develop. Even if we find collaborative partners, we may not be able to completely control the amount and timing of resources our collaborative partners will devote to these activities. We intend to seek collaborative arrangements for Oxygent, LIQUIVENT and PULMOSPHERES to help cover the cost of development, but we do not know whether we will be successful. If we cannot find collaborative relationships or other sources of financing we may not be able to continue some of our development programs and would be forced to sell assets, including technology, to raise capital.

A TERMINATION OF THE SCHERING LICENSE AGREEMENT COULD ADVERSELY AFFECT OUR RESEARCH, DEVELOPMENT AND, ULTIMATELY, MARKETING OF IMAGENT

         We depend on Schering for development and regulatory approvals outside the United States and for worldwide marketing of IMAGENT. As of December 30, 1998, the Schering license agreement was modified to reduce ongoing development reimbursement, add new milestone payments and restructure the methods for calculating royalties. The Schering license agreement may not be terminated until September 1999; however, thereafter, it may be terminated on one month's advance notice.

WE ARE IN ARBITRATION WITH A FORMER PARTNER AND AN ADVERSE JUDGMENT COULD COST MORE THAN $16.8 MILLION

         In December 1997, our former partner for LIQUIVENT, Hoechst Marion Roussel, Inc. (which we refer to as "HMR"), terminated its license agreement with us. We regained all rights to and responsibilities for the product. In May 1998, HMR asked us to pay it up to $7.5 million, payable in cash or stock. On September 25, 1998, we received a demand for arbitration from HMR, claiming up to $16.8 million, plus interest and punitive damages, in connection with the termination of the HMR license agreement. We have filed a counterclaim against HMR. We do not believe its claim is valid. We intend to contest HMR's claim and believe that the ultimate resolution will not have a material adverse effect on our business. However, if we do not prevail on the claim, an adverse judgment would take away substantial financial resources from our development programs, adversely impacting our ability to finance our continuing operations.

IF WE DO NOT OBTAIN GOVERNMENTAL APPROVALS FOR OUR PRODUCTS, WE WILL BE UNABLE TO MARKET THEM

         We will not be able to commercialize our products until we have acceptable clinical trial results and regulatory approval from the FDA and foreign regulatory authorities. The FDA and other regulatory authorities require that the safety and efficacy of a drug be supported by results from adequate and well-controlled clinical trials before approval for commercial sale. If the results of the clinical trials of our products do not demonstrate that they are safe and effective, we will not be able to submit to the FDA a New Drug Application or other relevant applications for pre-market approval. Further, the results of preclinical testing and initial clinical trials do not necessarily predict how safe and effective a product will be when it is evaluated in large-scale Phase 3 clinical trials. It is possible that unacceptable side effects may be discovered at any time. A number of companies have suffered significant setbacks in advanced clinical trials, despite promising results in earlier trials.

         Even if we believe the clinical trials demonstrate the safety and efficacy of a product, the FDA and other regulatory authorities may not accept our assessment of the results. The FDA has required other companies involved in the development of blood substitutes to increase the size of their Phase 3 trials, extending the time and cost to complete the trials. In any case, in order to demonstrate the safety and efficacy of the products we may have to conduct additional clinical trials beyond those currently planned. The process of obtaining regulatory clearances or approvals is costly and time-consuming.

         As of the date of this prospectus, we have not agreed with the FDA on the design for the U.S. Phase 3 clinical trial for OXYGENT.

DELAYS IN THE COMPLETION OF OUR CLINICAL TRIALS COULD INCREASE OUR COSTS

         We cannot predict how long our preclinical and clinical trials will take or whether they will be successful. The rate of completion of the clinical trials for our products depends on many factors, including obtaining adequate clinical supplies and the rate of patient recruitment. Patient recruitment is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, and the eligibility criteria for patients who may enroll in the trial. We may experience increased costs, program delays, or both, if there are delays in patient enrollment in the clinical trials.

WE WILL BE UNABLE TO MANUFACTURE OUR PRODUCTS IF WE DO NOT RECEIVE FDA APPROVAL

         While we believe that we can produce materials for clinical trials and the initial market launch for OXYGENT and IMAGENT at our existing San Diego facilities and for LIQUIVENT at our Otisville, New York facility, we will need FDA approval in order to do so. We do not know whether the FDA will determine that our facilities comply with Good Manufacturing Practices. A delay in FDA approval of our manufacturing facilities would delay the marketing of our products.

IF WE CANNOT PROTECT OUR PATENTS AND PROPRIETARY TECHNOLOGY WE WILL BE UNABLE TO SUCCESSFULLY MANUFACTURE AND MARKET OUR PRODUCTS

         We believe that our success will depend largely on our ability to obtain and maintain patent protection for our own inventions, and to license the use of patents owned by third parties. We have obtained patents covering certain intermediate and high concentration PFC emulsions, patents related to liquid ventilation, and patents covering certain stabilized microbubble compositions, as well as other patents. We have filed, and when appropriate will file, other patent applications with respect to our products and processes in the United States and in foreign countries. We cannot assure you, however, that we will develop any additional products and processes that will be patentable or that any additional patents will be issued to us. It is possible that any of our patents or any patents licensed to us may be challenged successfully. It is also possible that we may unintentionally infringe on patents of third parties, or that we may have to alter our products or manufacturing processes to take into account the patents of third parties and this may cause delays in product development. Further, we cannot assure that we will be able to alter our products or manufacturing processes to avoid third party patents, in which case we may have to terminate the development or commercialization of a product or pay royalties to the holders of the patents. Litigation, which could result in a substantial cost to us, may be necessary to enforce any patents we own and/or to determine the scope and validity of others' proprietary rights. We also attempt to protect our proprietary products and processes by relying on trade secret laws and non-disclosure and confidentiality agreements with our employees and certain other persons who have access to our products or processes. It is possible that others will develop such products or processes independently or obtain access to such products or processes. Our competitive position may be affected adversely if others develop or obtain products or processes similar to ours.

         In particular, with respect to ultrasound contrast imaging patents, there are several companies with issued patents and other patent applications in process. Many of these patents overlap each other, and it will take several years to clarify which ones are valid and enforceable. Although we believe we have the right to manufacture, use and sell IMAGENT once it is approved, it is possible that we may need to license rights under patents owned by others, and that such rights may not be available. Other companies may well find that their current or future activities violate our patents. We believe certain companies have obtained patents to which they are not entitled under U.S. law, and have requested patent interference proceedings in the U.S. Patent Office to resolve those issues.

WE WILL NOT BE ABLE TO DEVELOP OR MANUFACTURE OUR PRODUCTS IF WE ARE UNABLE TO OBTAIN THE NECESSARY RAW MATERIALS

         Some of the raw materials for our products are available from single sources. At times, one or more of these raw materials may not be available or may be available only in limited quantities. Our ability to develop our products could be materially adversely affected if sufficient supplies of raw materials are not available. We are currently negotiating with some of these suppliers for long-term supply contracts for raw materials; however, we do not know whether we will be able to obtain commitments for a long-term supply of these raw materials on acceptable terms.

UNFORESEEN TECHNOLOGICAL AND SCIENTIFIC PROBLEMS OR THIRD PARTY DEVELOPMENT MAY DELAY OR PREVENT MARKETING

         We or our collaborative partners may encounter unforeseen technological or scientific problems, including adverse side effects, which may force us to abandon or substantially change the plan of development of a specific product or process. A technological change or product development by others may also have a significant adverse effect on our operations.

THE LACK OR INADEQUACY OF THIRD-PARTY REIMBURSEMENT FOR OUR PRODUCTS WOULD HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATIONS

         Our ability to commercialize our products successfully will depend in part on the extent to which the cost of the products and related treatment will be reimbursed by government authorities, private health insurers and other organizations, such as HMOs. Third party payors are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed healthcare in the United States, the growth of healthcare organizations such as HMOs, and legislative proposals to reform healthcare and government insurance programs could significantly influence the purchase of healthcare services and products, resulting in lower prices and reducing demand for our products. The cost containment measures that healthcare providers are instituting and any healthcare reform could affect our ability to sell our products by not allowing us to make a profit on sales of products. We cannot assure you that full or partial reimbursement in the United States or foreign countries will be available for any of our products. If reimbursements are not available or sufficient, we may not be able to sell our products. We cannot forecast what additional legislation or regulation relating to the healthcare industry or third-party coverage and reimbursement may be enacted in the future, or what effect the legislation or regulation would have on our business.

MANY OF OUR EXISTING OR POTENTIAL COMPETITORS HAVE SUBSTANTIALLY GREATER RESOURCES AND MAY BE BETTER EQUIPPED TO DEVELOP, MANUFACTURE AND MARKET PRODUCTS SIMILAR TO OURS

         We may not be able to compete successfully in developing and marketing our products. There are many pharmaceutical companies, biotechnology companies, public and private universities, and research organizations actively engaged in research and development of products that compete with our products. These companies have more resources and may develop and introduce products and processes competitive with or superior to ours. In addition, our products and technologies may be rendered uncompetitive or obsolete by the development of other technologies or products that have an entirely different approach or means of accomplishing the same purposes.

OUR PRODUCTS AND THE PROCESSES WE USE COULD EXPOSE ALLIANCE TO SUBSTANTIAL LIABILITY

         Product liability could arise from claims by users of our products or of products manufactured by processes we developed, or from manufacturers or others selling our products, either directly or as a component of other products. Our product liability insurance coverage may not be adequate.

WE MAY ISSUE ADDITIONAL PREFERRED STOCK, THE TERMS OF WHICH COULD ADVERSELY AFFECT OUR COMMON STOCK

         Our Board of Directors has the authority to issue up to an additional
3 million shares of preferred stock and may determine the rights, preferences, privileges and restrictions of such shares without any further vote or action by the shareholders. The possible issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of Alliance. The conversion and other features of any series of preferred stock may also limit the price that investors might be willing to pay in the future for shares of our common stock.

THE SUBSTANTIAL NUMBER OF OUR SHARES THAT ARE ELIGIBLE FOR FUTURE SALE COULD ADVERSELY AFFECT OUR ABILITY TO FIND NEW EQUITY INVESTORS

         As of May 21, 1999, 6,335,933 shares of our common stock (or 15.7% of the total number of shares outstanding on a fully diluted basis) were issuable upon the exercise of outstanding options and warrants. Additionally, we have outstanding an aggregate principal amount of $1,800,000 in subordinated convertible notes due 2002 which are convertible at the lower of $2 per share or the public offering price of shares offered in this offering. Also, over a period of approximately four years, we may issue an indeterminate number of additional shares of our common stock to the former shareholders of MDV Technologies, Inc., a company we acquired in 1996. The existence of such warrants, options and convertible securities, as well as certain registration rights, may adversely affect the terms on which we may obtain additional equity financing and the aftermarket trading of our stock. The holders of the outstanding warrants and options are likely to exercise their securities at a time when we would otherwise be able to obtain capital on terms more favorable than those provided by the exercise or conversion prices thereof.

IF OUR COMPUTER SYSTEMS OR THE COMPUTER SYSTEMS OF ANY OF OUR SUPPLIERS OR COLLABORATIVE PARTNERS ARE NOT YEAR 2000 COMPLIANT OUR OPERATIONS COULD BE INTERRUPTED

         Many currently installed operating systems and software products are coded only to accept two digit entries in the date code field. Consequently, they are unable to distinguish 21st century dates from 20th century dates. As a result, the computer systems and software used by many companies may need to be upgraded to prevent problems that would result from misreading the entries in the date code field. Failure to correct systems to become "Year 2000 compliant" may result in systems failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process data, send invoices or engage in similar normal business activities.

         We are currently reviewing the potential impact of Year 2000 issues on our business and attempting to mitigate or eliminate those issues. The primary risks to us are those of business continuity. We are determining which equipment we own needs to be replaced. We have also begun communicating with our significant suppliers, financial institutions, insurance companies and other parties that provide us significant services, including clinical trial sites, to determine whether they anticipate Year 2000 problems in their operations. If we or our significant vendors or suppliers are unable to become Year 2000 compliant in time, this could delay our product development efforts and have a material adverse effect on our ability to continue our operations.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus may contain forward-looking statements regarding our plans, expectations, estimates and beliefs. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may," and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements in this document include, but are not necessarily limited to, those relating to:

         -        our ability to raise additional capital when needed

         - obtaining, or our ability to obtain, approval by the FDA and other regulatory authorities for certain products

         - our ability or capacity to manufacture, market and distribute our products

         -        uncertainty of market acceptance of our products

         - our ability to obtain patents for our products and technologies

         - relationships with and abilities of important suppliers and business partners

         - the development of new products and enhanced versions of existing products

Factors that cause actual results or conditions to differ from those anticipated by these and other forward-looking statements include those more fully described in the risk factors section and elsewhere in this prospectus. We are not obligated to update or revise these forward-looking statements to reflect new events or circumstances.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any documents we file at the SEC's public reference room in Washington, D.C. at 450 Fifth Street, N.W., Washington, D.C. 20549, or in the public reference rooms located in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's website at http://www.sec.gov.

         The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act:

         1.  Annual Report on Form 10-K/A for the fiscal year ended June 30,
1998;

         2. Quarterly Report on Form 10-Q for the quarters ended September 30, 1998, December 31, 1998 and March 31, 1999; and

         3. Registration Statement on Form 8-A, dated October 25, 1984.

         We will provide without charge to any person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents which have been incorporated by reference in this prospectus. Requests for copies should be directed to Lloyd Rowland, Secretary and General Counsel, Alliance Pharmaceutical Corp., 3040 Science Park Road, San Diego, California 92121, telephone (619) 558-4300.

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the SEC a registration statement on Form S-3 (the "Registration Statement") under the Securities Act, with respect to the shares offered in this prospectus. This prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. Copies of the Registration Statement (including the omitted portions) are available from the SEC upon payment of prescribed rates. For further information, reference is made to the Registration Statement and the exhibits filed therewith. Statements contained in this prospectus or the Registration Statement relating to the contents of any contract or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance are qualified in all respects by the full text of such contract or document.

         You should rely only on the information or representations provided in this prospectus or incorporated by reference. We have not authorized anyone else to provide you with different information. The selling stockholders have agreed not to make an offer of the shares of our common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover page.

                                 USE OF PROCEEDS

         We plan to use the majority of the net proceeds from this offering to fund late-stage clinical trials of OXYGENT and LIQUIVENT and to prepare a New Drug Application filing package for IMAGENT. The balance of the net proceeds will be used for working capital and other general corporate purposes and limited research and development for PULMOSPHERES. The amounts actually expended for each purpose and the timing of such expenditures may vary significantly depending upon various factors including, but not limited to, the results and timing of our clinical development, the launch of new products, governmental or regulatory changes, the role of corporate partners and technological advances and competition by others. In addition, there can be no assurance that any product developed or introduced by us will be commercialized or that funds will be sufficient to develop successful products.

         We expect to use all of the net proceeds from this offering for the purposes described above, and we will require substantial additional funds in the future in order to continue our development programs and to manufacture and market any future products. We anticipate that existing cash balances and interest income thereon, together with the net proceeds of this offering will be adequate to satisfy our capital requirements through December 1999 (assuming we raise at least $18,000,000). Pending such uses, we intend to invest the net proceeds of this offering in short-term, investment grade securities.

         On May 20, 1999 we privately placed $1.8 million principal amount of 6% convertible subordinated notes due 2002 and warrants to purchase up to 300,000 shares of common stock for an aggregate purchase price of approximately $1.8 million. The conversion price of the notes is the lower of $2 per share and the public offering price of shares in this offering; the exercise price of the warrants is the lower of $2.50 per share and 125% of the public offering price of shares in this offering. We used the proceeds from this private placement to restore $1.8 million of our working capital used to repurchase 20,707 of the outstanding shares of the Series E-1 Preferred Stock. All of the remaining shares of Series E-1 Preferred Stock were converted at the same time at a conversion price of $2.46 per share.

                                    DILUTION

         As of March 31, 1999, the net tangible book value applicable to common shareholders of Alliance was approximately $13.8 million, or $.42 per share. "Net tangible book value per share" represents the amount of total tangible assets of the Company reduced by the total liabilities and total liquidation preferences of preferred stock, and divided by the number of shares of common stock outstanding. After giving effect to the sale of all the 12,000,000 shares of common stock offered in this offering at an assumed public offering price of $2.75 per share and the effect of the conversion and repurchase of the Series E-1 Preferred Stock, the pro forma net tangible book value of the common stock as of March 31, 1999 (after deducting the estimated placement fees and estimated expenses of this offering) would have been approximately $45.2 million, or $0.98 per share. This represents an immediate increase in net tangible book value of $0.56 per share to existing shareholders and an immediate dilution of $1.77 per share to new investors purchasing shares of common stock in this offering. "Dilution per share" represents the difference between the price per share of common stock paid by the new investors in this offering and the net tangible book value per share at March 31, 1999 as adjusted to give effect to the sale of 12,000,000 shares in this offering and the conversion and repurchase of the Series E-1 Preferred Stock.

         The following table illustrates the dilution per share taking into account estimated expenses of this offering(1):

Public offering price per share                                                   $2.75
---------------------------------------------------------------------------------------
Net tangible book value per share as of December 31, 1998                         $0.42
---------------------------------------------------------------------------------------
Increase to present shareholders attributable to this offering                    $0.56
---------------------------------------------------------------------------------------
Pro forma net tangible book value per share after this offering                   $0.98
---------------------------------------------------------------------------------------
Dilution to investors in this offering (2)(3)                                     $1.77
---------------------------------------------------------------------------------------


(1) For purposes of calculating expenses we estimated the placement agent's fee at an average of 7.5% of the proceeds received.

(2) On May 19, 1999, we converted 31,456 shares of Series E-1 Preferred Stock into 767,219 shares of common stock and repurchased 20,707 shares of Series E-1 Preferred Stock for $2.2 million in cash.

(3) For purposes of calculating the dilution table, we did not include the effects of the issuance of $1.8 million in convertible debentures on May 20, 1999.

To the extent fewer than 12,000,000 shares are sold in this offering, the dilution to new investors would be increased.

                              PLAN OF DISTRIBUTION

         We cannot be certain that we will be able to sell all of the shares offered, and it is possible that we will close this offering for less than the 12,000,000 shares being offered.

         All investor funds will be deposited into an escrow account established on the investors' behalf with City National Bank pending effectiveness of the registration statement and issuance of the shares. Investors' funds not transmitted directly to the escrow account will be received by the placement agent. The placement agent will then promptly transmit them to the escrow account. Alliance will not receive any investor funds prior to the issuance of the shares. No investor funds may be accepted for deposit in escrow until the registration statement is declared effective. We will deposit the shares with the Depository Trust Company upon receiving a notice from the escrow agent. The shares will then be credited to the respective accounts of the investors.

         The offering is being made on a minimum-maximum basis and no shares of common stock will be sold if at least 6,000,000 shares are not sold prior to June 30, 1999. Neither Alliance nor the placement agent will purchase shares in the offering. Affiliated purchasers of Alliance or the placement agent are permitted to do so; however, any subscription (and the related funds) received from affiliated purchasers of Alliance or the placement agent will not be counted in determining whether the 6,000,000 share minimum has been met. If, for any reason, the offering is terminated, then all funds that were deposited into escrow will be returned to investors.

         Cruttenden Roth Incorporated has agreed to act as placement agent in connection with the offering and will use its best efforts to place the shares. Cruttenden Roth has no obligation to buy any shares in the offering.

         We have agreed to pay Cruttenden Roth a fee of 2% of the proceeds we receive from existing shareholders who purchase shares in this offering and 8% of the proceeds we receive from new investors in this offering. In addition, we will issue to Cruttenden Roth at the closing of the offering, warrants to purchase common stock in an amount of 8% of the shares of common stock sold in this offering to investors solicited by Cruttenden Roth. The warrants will be exercisable for a period of five years from the closing of the offering with an exercise price equal to 120% of the public offering price per share. We also agreed to reimburse Cruttenden Roth for its expenses that it incurs in connection with the offering and to indemnify Cruttenden Roth against certain liabilities under the Securities Act. The Chairman and Chief Executive Officer of Cruttenden Roth is the brother of both the President and the Chief Executive Officer of Alliance.

                                  LEGAL MATTERS

         The legality of the issuance of the shares of common stock offered hereby will be passed upon for Alliance by Stroock & Stroock & Lavan LLP.

                                     EXPERTS

         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our annual report on Form 10K/A for the year ended June 30, 1998, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 1 to the consolidated financial statements), which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The estimated expenses in connection with the offering, all of which will be borne by the Registrant, are as follows:

         SEC Registration Fee....................................................................             $9,552
         Blue Sky Fees and Expenses..............................................................              5,000
         Legal Fees and Expenses.................................................................             40,000
         Accounting Fees and Expenses............................................................             25,000
         Miscellaneous...........................................................................             20,448
           Total.................................................................................           $100,000
                                                                                                            ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Reference is made to Article VI of the By-Laws of the Company (filed as Exhibit 3(b) to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1989) and to Sections 721-727 of the New York Business Corporation Law, which, among other things and subject to certain conditions, authorize the Company to indemnify each of its officers and directors against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such officers or directors.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

          (a)  List of Exhibits

          1.1     Form of Placement Agency Agreement *
          1.2     Form of Escrow Agreement *
          5.      Opinion of Stroock & Stroock & Lavan, counsel for
                  Registrant. *
         23.(a) Consent of Stroock & Stroock & Lavan (included in Exhibit 5 hereof). *
            (b)   Consent of Ernst & Young LLP, Independent Auditors. **
         24.      Power of Attorney.*
         99.      Subscription Notice **

---------


*  Previously filed
** Filed with this amendment

ITEM 17.  UNDERTAKINGS.

         (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (b) The undersigned registrant hereby undertakes that:

                  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

         (d) The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

                           (i) To include any  prospectus  required by
Section  10(c)(3) of the  Securities  Act of 1933;

                           (ii) To reflect in the prospectus any facts or
events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                           (iii) To include any material information with
respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                  PROVIDED, HOWEVER, that paragraphs (d)(1)(i) and (d)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or 15(d) of the Securities and Exchange Act of 1934 that are incorporated by reference in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on May 25, 1999.

                                        ALLIANCE PHARMACEUTICAL CORP.

                                        (Registrant)

Date: May 25, 1999                      By:    /s/  Theodore D. Roth
                                           ------------------------------------
                                           Theodore D. Roth
                                           President and Chief Operating Officer

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


     *                                      Chairman and Chief Executive Officer         May 25, 1999
--------------------------------
Duane J. Roth

     *                                      Director, President and Chief Operating      May 25, 1999
--------------------------------            Officer
Theodore D. Roth

     *                                       Chief Financial Officer, Treasurer and       May 25, 1999
--------------------------------             Chief Accounting Officer
Tim T. Hart

     *                                       Director                                     May 25, 1999
--------------------------------
Pedro Cuatrecasas, M.D.

     *                                       Director                                     May 25, 1999
--------------------------------
Carroll O. Johnson

     *                                       Director                                     May 25, 1999
--------------------------------
Stephen M. McGrath

     *                                       Director                                     May 25, 1999
---------------------------------
Helen M. Ranney, M.D.

     *                                       Director                                     May 25, 1999
---------------------------------
Thomas F. Zuck, M.D.

     *                                       Director                                     May 25, 1999
---------------------------------
Donald E. O'Neill

     *                                       Director                                     May 25, 1999
---------------------------------
Jean G. Riess, Ph.D.

*by: /S/ THEODORE D. ROTH
    -----------------------------
         Theodore D. Roth
         Attorney-in-Fact
